UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________________________

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2020
Cottonwood Multifamily REIT I, Inc.
(Exact name of issuer as specified in its charter)

Maryland	36-4812393
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)
_________________________________________________________________________________

6340 South 3000 East, Suite 500
Salt Lake City, Utah 84121
(Full mailing address of principal executive offices)

(801) 278-0700
(Issuer’s telephone number, including area code)
_________________________________________________________________________________

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

Cottonwood Multifamily REIT I, Inc. is a Maryland corporation formed on June 22, 2015 to invest in multifamily apartments communities located throughout the United States primarily through joint ventures with Cottonwood Residential O.P., LP (“CROP”). The use of the terms the “Company,” “we,” “us,” or “our” in this report refers to Cottonwood Multifamily REIT I, Inc., unless the context indicates otherwise.

We completed our $50,000,000 offering that was qualified as a “Tier 2” offering pursuant to Regulation A promulgated under the Securities Act in April 2017, raising the full offering amount.

We have elected to be taxed as a REIT, under the Internal Revenue Code of 1986, as amended. As of June 30, 2020, our portfolio was comprised of three investments in joint ventures owning Class A multifamily apartment communities in various locations throughout the United States. We do not anticipate making any additional investments.

We have no employees. We have engaged an affiliate of CROP to act as our asset manager and property manager. We rely on our board of directors, and the team of real estate professionals that CROP has assembled for the day-to-day operation of our business. Cottonwood Residential II, Inc. is a general partner of CROP, its operating partnership, and makes all decisions on behalf of CROP.

From the launch of our offering in May 2016, Cottonwood Capital Property Management II, LLC, has acted as our property manager, and through February 28, 2019, it also acted as our asset manager. Effective March 1, 2019, CC Advisors I, LLC ("CC Advisors I") acts as our asset manager and is responsible for the asset management services rendered to us. CROP has an indirect ownership interest in CC Advisors I along with two additional entities, which are owned by employees of CROP and its affiliates. Also effective March 1, 2019, Cottonwood Communities Advisors Promote, LLC (“CC Advisors Promote”), another entity for which CROP and employees of CROP and its affiliates have membership interests, owns the promotional interest in our investments.

COVID-19

One of the most significant risks and uncertainties facing the Company and the real estate industry generally continues to be the effect of the novel coronavirus (COVID-19) pandemic. The extent to which the COVID-19 pandemic impacts our results of operations or our overall value depends on future developments, which are highly uncertain and cannot be predicted with confidence.

As a result of shutdowns, quarantines or actual viral health issues, some of the tenants at the multifamily apartment communities of the properties owned by our joint ventures have experienced job loss or reduced income and have or may be unable to make their rental payments. During the six months ended June 30, 2020, our joint ventures have experienced a limited number of requests for rent deferrals. Our joint ventures have been and may be unable to evict tenants due to federal, state and/or local laws or regulations or lender requirements implemented as a result of the COVID-19 pandemic. We have also seen some impact on our profitability as a result of waiving late fees and the suspension of evictions at the multifamily apartment communities of the properties owned by our joint ventures. Market fluctuations may affect our ability to obtain necessary funds for our operations from current lenders or new borrowings. The occurrence of any of the foregoing events or any other related matters could materially and adversely affect our financial performance and our overall value.

Our Investments

Proceeds from our offering were used to acquire 90% membership interests in three joint ventures formed by us and subsidiaries of Cottonwood Residential O.P., LP (“CROP”). Each joint venture acquired one of the properties below:

Property Name	Property Location	Year Built	# of Units	Net Rentable Square Feet	Average Unit Size
Alpha Mill	Charlotte, NC	2007, 2014	267	222,411	833
Cottonwood Westside	Atlanta, GA	2015	197	169,223	859
The Marq Highland Park (1)	Tampa, FL	2015	239	232,956	975
(1) Excludes 4 retail units comprising approximately 5,800 net rentable square feet.

More information regarding our investments can be found here.

Operating Results

Sources of Operating Revenue and Cash Flow

Revenue and cash flow are generated from operations of the properties acquired through our unconsolidated joint venture investments with subsidiaries of CROP and distributed to us through our membership interest in the joint ventures.

Operating Performance

Our operating results during the six months ended June 30, 2020 and 2019, were as follows:

	Six Months Ended June 30,
(Amounts in thousands, except share and per share data)	2020	2019
Equity in losses of joint ventures	$(469)	$(797)
Asset management fee to related party	(556)	(527)
Other expenses	(258)	(117)
Net loss	$(1,283)	$(1,441)

Net loss per basic and diluted common shares	$(0.26)	$(0.29)
Weighted average common shares outstanding, basic and diluted	4,941,193	4,985,643

Equity in losses of joint ventures are attributable to our 90% investment in three properties. During the six months ended June 30, 2020 and 2019, we incurred net losses of approximately $1.3 million and $1.4 million, respectively. The decrease in equity in losses of joint ventures for the six months ended June 30, 2020 compared to the six months ended June 30, 2019 was primarily driven by mark-to-market adjustment charges on interest rate caps during the first six months of 2019 that were negligible during the first six months of 2020, as well as lower variable interest rates on our Fannie Mae facility, which fluctuates with changes in the 1-month LIBOR rate.

We expect our operating results to fluctuate based on occupancy at the multifamily properties owned by our joint ventures, based on uncertainty and possible business disruptions as a result of the COVID-19 pandemic, as well as fluctuations that result due to changes in interest rates. Refer to Note 3 of our consolidated financial statements for further details on individual property operating information.

As of June 30, 2020, Alpha Mill was leased at a rate of 91.8%, Cottonwood Westside was leased at a rate of 93.9%, and The Marq Highland Park was leased at a rate of 96.2%.

Non-GAAP Financial Measures

Funds from operations, or FFO, is a measure of the operating performance of a REIT and of our company. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for our share of unconsolidated partnerships and joint ventures.

Our management also uses Core FFO as a measure of our operating performance. Core FFO excludes certain non-cash or non-routine items that we do not believe are reflective of our ongoing operating performance. Core FFO excludes from FFO amortization of debt issuance costs, mark-to-market adjustments on our interest rate caps, acquisition fees and expenses, and other nonrecurring expenses. We believe excluding these items provides investors with a useful supplemental metric that directly addresses our ongoing operating performance.

Our calculation of Core FFO may differ from the methodology used for calculating Core FFO by other REITs and, accordingly, our Core FFO may not be comparable. We utilize FFO and Core FFO as measures of our operating performance, and believe these measures are also useful to investors because they facilitate an understanding of our operating performance after adjusting for certain non-cash expenses and other items not indicative of ongoing operating performance.

Neither FFO nor Core FFO is equivalent to net income or cash generated from operating activities determined in accordance with U.S. GAAP. Furthermore, FFO and Core FFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor Core FFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

Our unaudited FFO and Core FFO calculation for the six months ended June 30, 2020 and 2019 is as follows:

	Six Months Ended June 30,
(Amounts in thousands, except share and per share data)	2020	2019
Net loss	$(1,283)	$(1,441)
Adjustments:
Depreciation and amortization - our share of joint ventures	2,157	2,128
FFO	874	687
Adjustments:
Amortization of our share of debt issuance costs	48	48
Mark-to-market adjustments on our share of interest rate caps	(1)	266
Other nonrecurring expenses	26	—
Core FFO	$947	$1,001

FFO per basic and diluted common shares	$0.18	$0.14
Core FFO per basic and diluted common shares	$0.19	$0.20
Weighted average common shares outstanding, basic and diluted	4,941,193	4,985,643

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our experience, the experience of our management, and industry data. We consider these policies critical because we believe understanding these policies is necessary in order to understand and evaluate our reported financial results. These policies may involve significant judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures in the financial statements.  Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

We believe our accounting policy over investments in joint ventures is critical. Refer to Note 2 in the financial statements contained in this report for a more thorough discussion of our significant accounting policies and procedures.

Market Outlook and Recent Trends

Overview

We believe that factors impacting the prime United States renter demographic such as delayed major life decisions, increased levels of student debt and tight credit standards in the single-family home mortgage market continue to support the value proposition for owning multifamily apartment communities. In addition, we believe the residential real estate market, and in particular the stabilized multifamily properties owned by our joint ventures are well positioned to withstand many of the adverse impacts of COVID-19 as housing is a basic need, rather than a discretionary expense.

Nonetheless, one of the most significant risks and uncertainties on our results of operations and liquidity and capital resources is the impact of the current pandemic of the novel coronavirus, COVID-19. To date, the impact of COVID-19 on our operations has been minimal as tenant collections from the multifamily apartment communities owned by our joint ventures were fairly consistent with collection levels prior to the pandemic. Tenant payments were equal to approximately 97% of the monthly tenant charges billed for the second quarter of 2020, which is a reduction in collections of 1.5% from the first quarter monthly average. In addition, our joint ventures have received requests for rent deferral from a small percent of the multifamily tenants at their multifamily properties, which will not all result in rent deferrals. We remain encouraged by the stability of residential real estate markets and believe we are well-positioned to withstand the adverse impact of COVID-19 on our operations; however, the long term impact of COVID-19 on our business will largely depend on actions taken to contain the pandemic or mitigate its impact, which are highly uncertain and cannot be accurately predicted. Recent collections and rent relief requests to date may not be indicative of collections or requests in any future period. The impact of the COVID-19 pandemic on our rental revenue for the remainder of 2020 and thereafter cannot be determined at present.

As a result of shutdowns, quarantines or actual viral health issues, tenants at the multifamily apartment communities owned by our joint ventures have or may experience job loss or reduced income and may be unable to make their rental payments. Our joint ventures have been and may be unable to evict tenants due to federal, state and/or local laws or regulations or lender requirements implemented as a result of the COVID-19 virus outbreak. Market fluctuations may affect our ability to obtain necessary funds for our operations from current lenders or new borrowings. The occurrence of any of the foregoing events or other related matters could materially and adversely affect our financial performance and our overall value.

Recent activity in the markets where our three properties are located is described below.

Atlanta, Georgia

Atlanta is recognized as the transportation, communication, industrial, and cultural center of the southeastern United States. Atlanta’s central location within a nine-state region has been a major factor in its economic success. Home to major corporations such as UPS, Delta Airlines and Coco-Cola, Atlanta has remained successful in attracting major corporate expansions and relocations that have brought thousands of new jobs (and major real estate projects) to the region. Recent corporate expansions in the market by Google, Microsoft and BlackRock continue to highlight its appeal to multi-national corporations and their workers. According to CoStar, annual job growth has averaged 1.5% for the last 10 years, compared to the U.S. average of 0.4%, and the next five years are forecasted to grow at an even more rapid 2.3% per year.

The neighborhood where Cottonwood Westside is located has shown growth over recent years. The neighborhood currently has an upper-middle and upper-income demographic profile. Nearby Georgia Tech University is a key driver for job and population growth in the immediate area.

Charlotte, North Carolina

Charlotte has produced strong domestic in-migration and employment growth due to its relative appeal to young adults resulting from diverse, high-paying employment opportunities, relatively lower cost of living and a vibrant live/work/play lifestyle. Due to these trends, favorable demographics are expected to continue to support strong performance in the multifamily sector. The past ten years have produced 1.5% annual growth in employment while CoStar is forecasting 2.9% annual growth on an annual basis for the next five years. Additionally, Green Street Advisors currently ranks Charlotte #1 out of its top 50 MSAs for “Market RevPAF” growth (Green Street’s single measure of revenue growth that combines changes in market-level occupancy and rent).

Alpha Mill is located in an improving neighborhood, just outside of Charlotte’s central business district. The neighborhood has experienced population and household increases over the past 18 years. The median household income levels indicate a solid middle-to-upper income community. The area is adequately serviced by area highways, and public transportation.

Tampa, Florida

Robust population growth and a thriving economy have driven strong multifamily demand in the Tampa market. Tampa’s strong recent population growth is attributable to its desirable coastal location with a business-friendly economy (no state income tax, low corporate taxes), comparatively lower cost of living, and many projects aiming to revitalize its employment nodes and entertainment hubs. Job growth in Tampa has averaged 2.5% over the last five years, while growth is expected to continue at a clip of 2.0% per year for the next five years.

The neighborhood where The Marq Highland Park is located has shown moderate growth over the past five years. The neighborhood currently has an above average income demographic profile with a 2019 median household income of $104,015 on a three-mile radius. The major attraction to this area is its close proximity to the major roadways, employment centers and shopping. The quality and quantity of community services and infrastructure are generally good as well.

Liquidity and Capital Resources

Our primary sources of liquidity are cash and cash equivalents on hand, lender escrowed reserves, and cash flow generated from operations. Other sources may include additional borrowings from our facility or loans from CROP or its affiliates. CROP and its affiliates may, but are not obligated to, lend us money. All of the terms and conditions of such loans shall be determined by us and CROP; provided however that the interest rate on any such loan shall not exceed the 10-year Treasury rate plus 600 basis points.

We intend to strengthen our capital and liquidity positions by continuing to focus on our core fundamentals at the property level. Factors which could increase or decrease our future liquidity include but are not limited to operating performance of the properties owned by our joint ventures, including the impact of COVID-19 on the properties owned by the joint ventures, volatility in interest rates, and the satisfaction of REIT dividend requirements.

Related Party Arrangements

See Note 6 to our consolidated financial statements for discussion on related party arrangements.

Recent Developments

Distributions

Our Board of Directors authorized cash distributions equivalent to 5.75% of original purchase price on an annualized basis through June 30, 2020. Distributions for the six months ended June 30, 2020 and 2019 were $1,421 and $1,432, respectively (amounts in thousands). Total distributions as of June 30, 2020 were $10,114 (amount in thousands).

Item 2. Other Information
None.

Item 3. Consolidated Financial Statements

Cottonwood Multifamily REIT I, Inc.

Consolidated Balance Sheets
(Amounts in thousands, except share and par value data)

	June 30, 2020	December 31, 2019
	(Unaudited)	(Audited)
Assets
Investments in joint ventures	$29,219	$31,478
Cash and cash equivalents	342	260
Related party receivables	—	13
Other assets	23	46
Total assets	$29,584	$31,797
Liabilities and equity
Liabilities:
Accounts payable and accrued liabilities	282	327
Related party payables	1,101	1,044
Promissory notes to advisor	789	—
Total liabilities	2,172	1,371
Commitments and contingencies (Note 7)
Equity:
Preferred stock, $0.01 par value; 100,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 1,000,000,000 shares authorized; 4,913,645 shares issued and outstanding at June 30, 2020; 4,941,345 shares issued and outstanding at December 31, 2019	49	49
Additional paid in capital	49,055	49,365
Accumulated distributions	(10,114)	(8,693)
Accumulated deficit	(11,578)	(10,295)
Total equity	27,412	30,426
Total liabilities and equity	$29,584	$31,797

See accompanying notes to consolidated financial statements.

Cottonwood Multifamily REIT I, Inc.

Consolidated Statements of Operations
(Amounts in thousands, except share and per share data)

	Six Months Ended June 30,
	2020	2019
	(Unaudited)	(Unaudited)
Equity in losses of joint ventures	$(469)	$(797)
Asset management fee to related party	(556)	(527)
Other expenses	(258)	(117)
Net loss	$(1,283)	$(1,441)

Net loss per basic and diluted common shares	$(0.26)	$(0.29)
Weighted average common shares outstanding, basic and diluted	4,941,193	4,985,643

See accompanying notes to consolidated financial statements.

Cottonwood Multifamily REIT I, Inc.

Consolidated Statements of Equity
(Amounts in thousands, except share data)

	Common Stock
			Additional	Accumulated	Accumulated	Total
	Shares	Amount	Paid in Capital	Distributions	Deficit	Equity
Balance at December 31, 2019 (Audited)	4,941,345	$49	$49,365	$(8,693)	$(10,295)	$30,426
Common stock repurchases	(27,700)	—	(310)	—	—	(310)
Distributions to investors	—	—	—	(1,421)	—	(1,421)
Net loss	—	—	—	—	(1,283)	(1,283)
Balance at June 30, 2020 (Unaudited)	4,913,645	$49	$49,055	$(10,114)	$(11,578)	$27,412

	Common Stock
			Additional	Accumulated	Accumulated	Total
	Shares	Amount	Paid in Capital	Distributions	Deficit	Equity
Balance at December 31, 2018 (Audited)	4,984,700	$50	$49,802	$(5,836)	$(7,641)	$36,375
Common stock repurchases	(21,710)	—	(207)	—	—	(207)
Distributions to investors	—	—	—	(1,432)	—	(1,432)
Net loss	—	—	—	—	(1,441)	(1,441)
Balance at June 30, 2019 (Unaudited)	4,962,990	$50	$49,595	$(7,268)	$(9,082)	$33,295

See accompanying notes to consolidated financial statements.

Cottonwood Multifamily REIT I, Inc.

Consolidated Statements of Cash Flows
(Amounts in thousands)

	Six Months Ended June 30,
	2020	2019
	(Unaudited)	(Unaudited)
Operating activities
Net loss	$(1,283)	$(1,441)
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity in losses of joint ventures	469	797
Distributions of capital from joint ventures	1,790	1,466
Changes in operating assets and liabilities:
Related party receivables	13	—
Other assets	23	15
Accounts payable and accrued liabilities	(45)	(17)
Related party payables	57	—
Net cash provided by operating activities	1,024	820

Financing activities
Promissory notes to advisor	789	—
Common stock repurchases	(310)	(207)
Distributions to common stockholders	(1,421)	(1,433)
Net cash used in financing activities	(942)	(1,640)

Net increase (decrease) in cash and cash equivalents	82	(820)
Cash and cash equivalents at beginning of period	260	962
Cash and cash equivalents at end of period	$342	$142

See accompanying notes to consolidated financial statements.

Cottonwood Multifamily REIT I, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and par value data)

June 30, 2020
Note 1 - Organization and Business

Cottonwood Multifamily REIT I, Inc. (the “Company”) is a Maryland corporation formed on June 22, 2015 to invest in multifamily apartment communities and real estate related assets in the United States primarily through joint ventures with Cottonwood Residential O.P., LP (“CROP”). Substantially all of the Company’s business is conducted through Cottonwood Multifamily REIT I O.P., LP (the “Operating Partnership”), a Delaware limited partnership. The Company is a limited partner and the sole member of the general partner of the Operating Partnership. As used herein, the term “Company”, “we”, “our” or “us” includes the Company, the Operating Partnership and its subsidiaries, unless the context indicates otherwise.

A subsidiary of CROP, Cottonwood Capital Property Management II, LLC (“our sponsor”), sponsored the formation of the Company and the offering of up to $50 million in shares of common stock at a purchase price of $10.00 per share through a Tier 2 Regulation A plus offering with the SEC (“our Offering”). The SEC qualified the offering in May 2016. We completed our Offering in April 2017, raising the full $50 million.

Our sponsor paid all of the selling commissions and managing broker-dealer fees and the organizational and offering expenses related to our Offering. We have an asset management agreement whereby we pay an affiliate of our sponsor an asset management fee. Our sponsor is also the sole property manager for the properties acquired by the joint ventures.

COVID-19

One of the most significant risks and uncertainties facing the Company and the real estate industry generally continues to be the effect of the ongoing public health crisis of the novel coronavirus (COVID-19) pandemic. The extent to which our results of operations or our overall value will be affected by the COVID-19 virus will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope, severity and duration of the pandemic, the actions taken to contain the pandemic or mitigate its impact, and the direct and indirect economic effects of the pandemic and containment measures, among others.

We continue to closely monitor the impact of the COVID-19 pandemic on all aspects of our business, including how the pandemic will impact the tenants at the multifamily apartment communities owned by our joint ventures. During the six months ended June 30, 2020, the multifamily apartment communities owned by our joint ventures did not experience significant disruptions in operations from the COVID-19 pandemic; however, a small percentage of tenants have requested rent deferral as a result of the pandemic. We are evaluating each tenant rent relief request on an individual basis, considering a number of factors. Not all tenant requests will ultimately result in modified agreements, nor are we forgoing our contractual rights under our lease agreements.

The extent to which the COVID-19 pandemic impacts our operations or the personal financial position of the tenants at the multifamily apartment communities owned by our joint ventures will depend on future developments, which remain uncertain and cannot be predicted with confidence, including the scope, severity and duration of the pandemic, the actions taken to contain the pandemic or mitigate its impact, and the direct and indirect economic effects of the pandemic and containment measures, among others.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”) and include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The presentation of these financial statements follows the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the SEC for interim financial reporting.

In our opinion, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2019 consolidated financial statements and certain related disclosures in this report are derived from the December 31, 2019 audited financial statements on Form 1-K and should be read in conjunction with the consolidated financial statements and notes found therein.

The joint ventures are variable interest entities (“VIEs”). Generally, VIEs are legal entities in which the equity investors do not have the characteristics of a controlling financial interest or the equity investors lack sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. All VIEs for which we are the primary beneficiary are consolidated. Qualitative and quantitative factors are considered in determining whether we are the primary beneficiary of a VIE, including, but not limited to, which activities most significantly impact economic performance, which party controls such activities, the amount and characteristics of our investments, the obligation or likelihood for us or other investors to provide financial support, and the management relationship of the property.

The Company and the Operating Partnership are consolidated. Control of the joint ventures is shared equally between CROP and us. We are not considered the primary beneficiary of the joint ventures as our sponsor, who is a subsidiary of CROP, is most closely associated with joint venture activities through their asset and property management agreements. As a result, our investments in joint ventures are recorded under the equity method of accounting on the consolidated financial statements.

Use of Estimates

We make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the dates of the consolidated financial statements as well as the amounts of revenues and expenses during the reporting periods. Actual amounts could differ from those estimates.

Organization and Offering Costs

Organization costs include all expenses incurred in connection with our formation, including but not limited to legal fees and other costs to incorporate the Company. Offering costs include all expenses incurred in connection with the offering, including managing broker-dealer fees and selling commissions. All organization and offering costs were paid by our sponsor. We will not incur any liability for or reimburse our sponsor for any of these organizational and offering costs. Total offering costs incurred by our sponsor in connection with our Offering were approximately $6,176. Organizational costs incurred by our sponsor were not significant.

Investments in Joint Ventures

Under the equity method of accounting, our investments in joint ventures are stated at cost, adjusted for our share of net earnings or losses and reduced by distributions. Equity in earnings or losses is generally recognized based on our ownership interest in the earnings or losses of the joint ventures. For the purposes of presentation in the consolidated statements of cash flows, we follow the “look through” approach for classification of distributions from unconsolidated real estate assets. Under this approach, distributions are reported under operating cash flow unless the facts and circumstances of a specific distribution clearly indicate that it is a return of capital (e.g., a liquidating dividend or distribution of the proceeds from the entity’s sale of assets), in which case it is reported as an investing activity.

We assess potential impairment of investments in joint ventures whenever events or changes in circumstances indicate that the fair value of the investment is less than its carrying value. To the extent impairment has occurred, and is not considered temporary, the impairment is measured as the excess of the carrying amount of the investment over the fair value of the investment. We have not recognized impairment on any of our joint venture investments.

Cash and Cash Equivalents

We maintain our cash in demand deposit accounts at major commercial banks. Balances in individual accounts at times exceeds FDIC insured amounts. We have not experienced any losses in such accounts.

Income Taxes

We elected to be taxed as a REIT as of January 1, 2016. As a REIT, we are not subject to federal income tax with respect to that portion of our income that meet certain criteria and is distributed annually to shareholders. To continue to qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our taxable income, excluding net capital gains, to shareholders. We have adhered to, and intend to continue to adhere to, these requirements to maintain REIT status.

If we fail to qualify as a REIT in any taxable year, we will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not qualify as a REIT for four subsequent taxable years. As a qualified REIT, we are still subject to certain state and local taxes and may be subject to federal income and excise taxes on undistributed taxable income. For the six months ended June 30, 2020 and 2019, 100% (unaudited) of all distributions to stockholders qualified as a return of capital.

 Recent Accounting Pronouncements

The following table provides a brief description of recent accounting pronouncements that could have a material effect on our consolidated financial statements:

Standard	Description	Required date of adoption	Effect on the Financial Statements or Other Significant Matters
ASU 2016-02, Leases	The ASU amends existing accounting standards for lease accounting and establishes the principles for lease accounting for both the lessee and lessor. The amendment requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendment also requires certain quantitative and qualitative disclosures about leasing arrangements.	January 1, 2021	The standard must be adopted using a modified retrospective transition and provides for certain practical expedients. Transition will require application of the new guidance at the beginning of the earliest comparative period presented. We do not expect adoption to have a significant impact on the consolidated financial statements, as leases are generally 12 months or less with the exception of certain retail leases.

Note 3 - Investments in Joint Ventures

Our investment activity in our joint ventures is as follows:

	Alpha Mill	Cottonwood Westside	The Marq Highland Park	Total
2019 carrying value	$9,949	$12,107	9,422	$31,478
Equity in losses	(109)	(209)	(151)	(469)
Distributions	(637)	(457)	(696)	(1,790)
June 30, 2020 carrying value	$9,203	$11,441	$8,575	$29,219

	Alpha Mill	Cottonwood Westside	The Marq Highland Park	Total
2018 carrying value	$11,405	$13,469	$10,936	$35,810
Equity in losses	(286)	(304)	(207)	(797)
Distributions	(443)	(450)	(573)	(1,466)
June 30, 2019 carrying value	$10,676	$12,715	$10,156	$33,547

Operational information for the properties owned by our joint ventures for the six months ended June 30, 2020 is as follows:

Six Months Ended June 30, 2020	Alpha Mill	Cottonwood Westside	The Marq Highland Park	Total at 100%	Equity in Earnings (Losses) at 90%
Revenues
Rental and other operating income	$2,261	$1,780	$2,318	$6,359	$5,723

Operating expenses
Rental operations expense	687	740	930	2,357	2,121
Advertising and marketing	25	24	31	80	72
General and administrative	36	35	30	101	91
Property management fees	79	63	82	224	202
Total operating expenses	827	862	1,073	2,762	2,486

Net operating income	1,434	918	1,245	3,597	3,237

Non-operating expenses
Interest on Fannie Mae facility	635	451	551	1,637	1,473
Depreciation and amortization	864	688	845	2,397	2,157
Mark-to-market adjustments on interest rate caps	—	(1)	—	(1)	(1)
Other non-operating expenses	56	11	18	85	77
Net loss	$(121)	$(231)	$(169)	$(521)	$(469)

Operational information for the properties owned by our joint ventures for the six months ended June 30, 2019 is as follows:

Six Months Ended June 30, 2019	Alpha Mill	Cottonwood Westside	The Marq Highland Park	Total at 100%	Equity in Earnings (Losses) at 90%
Revenues
Rental and other operating income	$2,235	$1,814	$2,344	$6,393	$5,754

Operating expenses
Rental operations expense	716	760	904	2,380	2,142
Advertising and marketing	31	27	23	81	73
General and administrative	37	31	29	97	87
Property management fees	78	64	82	224	202
Total operating expenses	862	882	1,038	2,782	2,504

Net operating income	1,373	932	1,306	3,611	3,250

Non-operating expenses
Interest on Fannie Mae facility	712	499	609	1,820	1,638
Depreciation and amortization	849	680	835	2,364	2,128
Mark-to-market adjustments on interest rate caps	119	88	89	296	266
Other non-operating expenses	10	4	3	17	15
Net loss	$(317)	$(339)	$(230)	$(886)	$(797)

Summarized balance sheet information for the properties owned by our joint ventures (of which we own 90%) is as follows:

June 30, 2020	Alpha Mill	Cottonwood Westside	The Marq Highland Park	Total
Real estate assets, net	$45,757	$37,761	$38,142	$121,660
Other assets	1,027	1,085	1,228	3,340
Fannie Mae facility	36,265	25,655	32,260	94,180
Other liabilities	503	565	735	1,803
Equity	10,016	12,626	6,375	29,017

December 31, 2019	Alpha Mill	Cottonwood Westside	The Marq Highland Park	Total
Real estate assets, net	$46,574	$38,436	$38,952	$123,962
Other assets	870	814	938	2,622
Fannie Mae facility	36,265	25,655	32,260	94,180
Other liabilities	333	230	312	875
Equity	10,846	13,365	7,318	31,529

The excess of cost over our share of net assets of our investments in joint ventures is approximately $3,100 at June 30, 2020 and December 31, 2019, and relates to acquisition date accounting differences.

Note 4 - Stockholders' Equity

Our charter authorizes the issuance of up to 1,000,000,000 shares of common stock at $0.01 par value per share and 100,000,000 shares of preferred stock at $0.01 par value per share.

Voting Common Stock

Holders of our common stock are entitled to receive dividends when authorized by the board of directors, subject to any preferential rights of outstanding preferred stock. Holders of common stock are also entitled to one vote per share on all matters submitted to a shareholder vote, including election of directors to the board, subject to certain restrictions. As of June 30, 2020, we had 4,913,645 shares outstanding. Our sponsor owns 1,021 of the outstanding shares.

Preferred Stock

The board of directors is authorized, without approval of common shareholders, to provide for the issuance of preferred stock, in one or more classes or series, with such rights, preferences and privileges as the board of directors approves. No preferred stock was issued and outstanding as of June 30, 2020.

Distributions

Distributions are determined by the board of directors based on the Company’s financial condition and other relevant factors. Should cash flows from operations not cover distributions, we may look to third party borrowings, including from CROP or its affiliates, to fund distributions. We may also use funds from the sale of assets or from the maturity, payoff or settlement of debt investments for distributions not covered by operating cash. Distributions for the six months ended June 30, 2020 and 2019 were $1,421 and $1,432, respectively.

Note 5 - Joint Venture Distributions

Cash from operations of the Company's individual joint ventures after payment of property management fees shall be distributed to provide a preferred return of up to 8% on invested capital in the joint venture. Profits will then be allocated 50% to the Operating Partnership and CROP (in proportion to their respective interests in the joint venture) and 50% to CC Advisors Promote until CC Advisors Promote has received an amount equal to 20% of all distributions. Profits after the above distributions will be allocated 80% to the Operating Partnership and CROP (in proportion to their respective interests in the joint venture) and 20% to CC Advisors Promote.

Note 6 - Related Party Transactions

Our affiliated directors and officers hold key positions at CROP and its affiliates, including at our property manager and asset manager. They are not compensated by us but are responsible for the management and affairs of the Company.

Promotional Interest

CC Advisors Promote, which certain officers and our affiliated directors have an indirect ownership interest in, will receive a 20% promotional interest after an 8% preferred return on invested capital.

Asset Management Fee

CC Advisors I, which certain officers and our affiliated directors have an indirect ownership interest in, provides asset management services for the Company subject to the board of directors’ supervision. As compensation for those services, CC Advisors I receives a fee of 0.75% of gross assets, defined initially as the gross book value of our assets and subsequently as gross asset value once NAV is established. For the six months ended June 30, 2020 and 2019, we incurred asset management fees of $556 and $527, respectively.

Property Management Fee

Our sponsor provides property management services for multifamily apartment communities acquired by the joint ventures and receives a fee of 3.5% of gross revenues of each property managed for these services. Our sponsor is also reimbursed for expenses incurred on behalf of their management duties in accordance with the property management agreement. During both the six months ended June 30, 2020 and 2019, property management fees charged to the three properties were $224.

Construction Management Fee

Our sponsor will receive for its services in supervising any renovation or construction project in excess of $5 in or about each property a construction management fee equal to 5% of the cost of the amount that is expended. Construction management fees were not significant for the six months ended June 30, 2020 and 2019.

Property Management Corporate Service Fee

Our sponsor allocates a flat fee each month to each of the joint ventures which is intended to fairly allocate the overhead costs incurred by our sponsor and its affiliated entities with respect to the management of all assets. This fee may vary depending on the number of assets managed and the actual overhead expenses incurred. Our sponsor will have the right to retain any excess between actual costs and the amount of the fee charged. Property management corporate service fees were not significant for the six months ended June 30, 2020 and 2019.

Insurance Fee

A licensed insurance broker affiliated with our sponsor receives 20% of the brokerage fee charged with respect to the placement of all insurance policies for the multifamily apartment communities. Insurance fees were not significant for the six months ended June 30, 2020 and 2019.

Promissory Notes to Advisor

On April 20, 2020, we borrowed $579 from Cottonwood Communities Advisors, LLC, the parent entity of CC Advisors I, LLC, our asset manager. In connection with the borrowing, we executed a promissory note in favor of Cottonwood Communities Advisors, LLC. Pursuant to the promissory note, we agreed to repay any advances, up to an aggregate principal amount of $1,000, plus any interest on the unpaid principal advanced under the note, by September 30, 2020. On June 30, 2020, we amended and restated our promissory note and agreed to repay any advances, up to an aggregate principal amount of $1,400, plus any interest on the unpaid principal advanced under the note, by December 31, 2020. The unpaid principal under the promissory note bears simple interest from the date advanced at the rate of 6% per annum, or the maximum amount of interest allowed under the laws of the State of Utah, whichever is less. We may prepay the unpaid principal balance under the promissory note, in whole or in part, together with all interest then accrued under the note, at any time, without premium or penalty. Cottonwood Communities Advisors, LLC may upon written demand require us to prepay outstanding amounts under the promissory note, in whole or in part, provided that funds are available from the Fannie Mae facility. The promissory note is unsecured. As of June 30, 2020, the outstanding principal balance on the promissory note was $789.

Note 7 - Commitments and Contingencies

Economic Dependency

Under various agreements, we have engaged or will engage our sponsor or affiliates of our sponsor to provide certain services that are essential to us, including asset management services and other administrative responsibilities that include accounting services and investor relations. As a result of these relationships, we are dependent upon our sponsor. In the event that our sponsor is unable to provide us with the respective services, we would be required to find alternative providers of these services.

Liquidity Strategy

Our board of directors will try to determine which liquidity strategy would result in the greatest value for shareholders. A liquidity event will occur no later than December 31, 2023, which may be extended for two one-year periods in the sole discretion our board of directors and an additional two one-year periods by a majority vote of the shareholders. If no extension is approved, an orderly sale of the Company’s assets will begin within a one-year period from the decision not to extend. If all extensions are approved, the final termination date would be December 31, 2027. The precise timing of sales would take account of the prevailing real estate finance markets and the debt markets generally as well as the federal income tax consequences to shareholders.

In the event that a listing occurs on or before the termination date, we will continue perpetually unless dissolved pursuant to a vote of the shareholders or any applicable provision of the Maryland General Corporation Law. A listing shall mean the commencement of trading of our common stock on any securities exchange registered as a national securities exchange under Section 6 of the Securities Exchange Act of 1934, as amended, any over the counter exchange or, as determined in the sole discretion of the board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to the shareholders. A listing shall also be deemed to occur on the effective date of a merger in which the consideration received by the shareholders is securities of another entity that are listed on any securities exchange registered as a national securities exchange under Section 6 of the Securities Exchange Act of 1934, as amended, any over the counter exchange or, as determined in the sole discretion of our board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to the shareholders.

Right of First Refusal

If we or CROP desire to transfer all or a portion of membership interests in a joint venture, the non-transferring member shall have the option to purchase the transferring member’s membership interest on the same terms the transferring member intends to sell its interest to a third-party.

Share Repurchase Program

We have a share repurchase program that may enable stockholders to sell back to us up to 3% of the weighted average number of shares of common stock outstanding during the prior calendar year at the sole discretion and option of the board of directors. The board of directors may amend, suspend, or terminate the repurchase plan at any time in its sole discretion, upon 30 days’ written notice to the shareholders, if it believes that such action is in the best interest of the shareholders.

The repurchase price is subject to the following discounts, depending upon when the shares are repurchased:

Share Purchase Anniversary	Repurchase Price as a Percentage of Estimated Value (1)
Less than 1 year	No repurchase allowed
1 year	80%
2 years	85%
3 years	90%
4 years and thereafter	95%
In the event of a shareholder’s death or complete disability	95%

(1) Estimated value equals Net Asset Value (“NAV”) as determined and disclosed by the board of directors. On December 13, 2019, the board of directors determined the value of our shares of common stock at $12.21 per share as of September 30, 2019, based on our net asset value. See the Form 1-U filed with the SEC on December 16, 2019 for additional information on our most recent NAV. Previously, on November 2, 2018, the board of directors determined the value of our shares of common stock at $11.31 per share as of September 30, 2018, based on our net asset value. See the Form 1-U filed with the SEC on November 5, 2018 for additional information on our prior NAV.

The purchase price will further be reduced by amounts distributed to shareholders as a result of the sale of one or more assets constituting a return of capital. During the six months ended June 30, 2020, we repurchased 27,700 shares of our common stock for an average purchase price of approximately $11.19.

Note 8 - Subsequent events

We evaluate subsequent events up until the date the consolidated financial statements are issued. We determined that no events have occurred subsequent to June 30, 2020 that would require disclosure or recognition in the consolidated financial statements.

Item 4.      Exhibits

Exhibit Number	Description

2.1	Charter, incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A, filed May 10, 2016

2.2	Bylaws, incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A, filed May 10, 2016

4.1	Form of Subscription Agreement, incorporated by reference to the exhibit to the Company’s Supplement No. 2 to the Offering Circular as filed pursuant to Rule 253(g)(3), on November 22, 2016

4.2	Form of Israeli Investor Questionnaire, incorporated by reference to the exhibit to the Company’s Supplement No. 3 to the Offering Circular as filed pursuant to Rule 253(g)(2), on March 9, 2017

6.1	Share Repurchase Program, incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A, filed December 18, 2015

6.2	Limited Partnership Agreement of Operating Partnership, incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015

6.3	Limited Liability Company Agreement of General Partner of Operating Partnership, incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015

6.4	Form of Joint Venture Agreement, incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015

6.5	Asset Management Agreement, incorporated by reference to Exhibit 6.5 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015

6.6	Form of Property Management Agreement, incorporated by reference to Exhibit 6.6 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015

6.7	Investment Policy Agreement, incorporated by reference to Exhibit 6.8 to the Company’s Offering Statement on Form 1-A, filed on February 29, 2016

6.8	Three Party Agreement, incorporated by reference to Exhibit 6.9 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015

6.9	First Amendment to the Three-Party Agreement, incorporated by reference to exhibit 6.9 to the Company’s Annual Report on Form 1-K, filed on April 30, 2019

6.10	Assignment of Advisory Services Contracts, incorporated by reference to exhibit 6.10 to the Company’s Annual Report on Form 1-K, filed on April 30, 2019

6.11	Property Management Three-Party Agreement, incorporated by reference to exhibit 6.11 to the Company’s Annual Report on Form 1-K, filed on April 30, 2019

6.12	Assignment of Promotional Interest (Multifamily REIT I), incorporated by reference to exhibit 6.12 to the Company’s Annual Report on Form 1-K, filed on April 30, 2019

6.13
Promissory Note between Cottonwood Multifamily REIT I, Inc. and Cottonwood Communities Advisor, LLC, incorporated by reference to exhibit 6.13 to the Company's Annual Report on Form 1-K, filed on April 29, 2020

6.14**	Amended and Restated Promissory Note between Cottonwood Multifamily REIT I, Inc. and Cottonwood Communities Advisor, LLC**
8	Escrow Agreement, incorporated by reference to Exhibit 8 to the Company’s Offering Statement on Form 1-A, filed on April 21, 2016

9.1	Letter from Ernst & Young LLP to the Securities and Exchange Commission dated November 29, 2018., incorporated by reference to Exhibit 9.1 to the Company’s Form 1-U filed on December 5, 2018

** Exhibit filed herewith.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COTTONWOOD MULTIFAMILY REIT I, INC.

By:	/s/ Enzio Cassinis
Enzio Cassinis, Chief Executive Officer

By:	/s/ Adam Larson
Adam Larson, Chief Financial Officer (Principal Financial Officer)

By:	/s/ Susan Hallenberg
Susan Hallenberg, Chief Accounting Officer (Principal Accounting Officer)

Dated: August 28, 2020